Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

July 10, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street, N.E. Washington, D.C. 20549

Re:	LogicMark, Inc. Registration Statement on Form S-1, as amended

File No. 333-279133

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the placement agent, hereby request that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:00 p.m., Eastern Time, on Thursday, July 11, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the preliminary prospectus, dated June 25, 2024, forming a part of the Registration Statement to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned, as placement agent, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Aaron M. Gurewitz
President

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP